UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14f-1

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
                     THE SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

                 -----------------------------------------------


                          Catalyst Lighting Group, Inc.
                          -----------------------------
             (Exact Name of Registrant as Specified in its Charter)

                Delaware                               84-1588927
     -------------------------------      ------------------------------------
     (State or Other Jurisdiction of      (I.R.S. Employer Identification No.)
      Incorporation or Organization)

                                190 Lakeview Way
                              Vero Beach, FL 32963
                              --------------------
              (Address of Principal Executive Offices and Zip Code)

                                 (772) 231-7544
                                 --------------
              (Registrant's Telephone Number, including Area Code)


                 -----------------------------------------------


                                January 15, 2010

                          Catalyst Lighting Group, Inc.
                          -----------------------------
                                190 Lakeview Way
                            Vero Beach, Florida 32963
                                 (772) 231-7544

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                                 SCHEDULE 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                January 15, 2010


                       INTRODUCTION AND CHANGE OF CONTROL

     This Information Statement (this "Information Statement"), is being furnished to all holders of record of common stock, par value $0.0001 per share (the "Common Stock"), of Catalyst Lighting Group, Inc., a Delaware corporation ("Catalyst", "we", "our" or the "Company") at the close of business on January 12, 2010 (the "Record Date") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Catalyst's Board of Directors (the "Board") other than by a meeting of shareholders. This Information Statement is being distributed on or about January 15, 2010.

              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

     On January 15, 2010, Keating Investments, LLC, a Delaware limited liability company ("KI"), Mr. Kevin R. Keating ("Keating"), Lionsridge Capital, LLC, an Illinois limited liability company ("LC"), Laurus Master Fund, Ltd., a Cayman Island company ("Laurus"), Garisch Financial, Inc., an Illinois corporation ("GFI") and Woodman Management Corporation, a California corporation (the "Purchaser") entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which KI, Keating, LC, Laurus and GFI (collectively, the "Sellers") will sell to the Purchaser, and the Purchaser will purchase from the Sellers, an aggregate of 3,861,721 shares of Common Stock (the "Shares"), which Shares represent 89.16% of the issued and outstanding shares of Common Stock. The aggregate purchase price for the Shares is $210,129.51, or approximately $0.05441 per share. In connection with the Purchase Agreement, the Purchaser agreed to assume, and to pay at the closing of the transactions under the Purchase Agreement ("Closing"), certain obligations of the Company in an aggregate amount of $30,000 ("Assumed Obligations").

     The table below sets forth the number of shares of the Company's common stock owned by each Seller as of January 12, 2010, the number of shares of the Company's common stock to be sold by each Seller under the Purchase Agreement and the number of shares of the Company's common stock that will be owned by each Seller immediately following the Closing.


                                                                       Number of Shares of
                                                Number of Shares of     Common Stock to be
                            Number of Shares     Common Stock to be      Owned after the
                             of Common Stock       Sold under the         Closing of the
     Name of Seller          Currently Owned     Purchase Agreement     Purchase Agreement
-------------------------   -----------------   --------------------   -------------------
Keating Investments, LLC        1,767,385            1,767,385                  0

    Kevin R. Keating             96,880                96,880                   0

 Lionsridge Capital, LLC         800,630              800,630                   0

Laurus Master Fund, Ltd.        1,108,172            1,108,172                  0

 Garisch Financial, Inc.         88,654                88,654                   0


     Under the Purchase Agreement, KI has agreed to indemnify and hold the Purchaser and the Company harmless from certain liabilities and obligations of the Company related to the period prior to the Closing. KI's obligations to indemnify are limited to a maximum payment of $50,000, and any claims for indemnity must be made prior to the expiration of six months following the Closing.

     It is anticipated that the Closing will occur approximately ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") or the date of mailing of this Information Statement to the Company's shareholders. Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing sole director and officer of the Company will resign effective upon the Closing, (ii) the existing director will appoint the designee of the Purchaser, Eric P. Stoppenhagen, to serve as the director of the Company, and (iii) the existing sole director will appoint Mr. Stoppenhagen to serve as the President, the Chief Financial Officer and Secretary of the Company. As a result of these transactions, control of the Company will pass to the Purchaser (the "Change of Control"). Immediately after the Closing, the Shares acquired by the Purchaser will comprise 89.16% of the issued and outstanding Common Stock.

     As of January 12, 2010, the Company had 4,331,131 shares of Common Stock issued and outstanding and no shares of preferred stock, par value $0.0001 per share, issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of Catalyst will have the opportunity to vote with respect to the election of directors at the next annual meeting of Catalyst shareholders.

                             DIRECTORS AND OFFICERS
                         PRIOR TO THE CHANGE OF CONTROL

     The following table sets forth information regarding the Company's executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.


        Name             Age                         Position
  ----------------   -----------   -------------------------------------------
  Kevin R. Keating       69        Chief Executive Officer, Chief Financial
                                   Officer, President, Secretary and Treasurer
                                   and Director

                                        2

     Kevin R. Keating has served as a director of the Company since its inception. Mr. Keating was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer on August 23, 2007. Mr. Keating is the Managing Member of Vero Management, LLC, which provides managerial, administrative, and financial consulting services for micro-cap public companies.

     For more than 40 years he has been engaged in various aspects of the investment business. Mr. Keating began his Wall Street career with the First Boston Corporation in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. From 1982 through 2006, he was associated with a variety of securities firms as a registered representative servicing the investment needs of high net worth individual investors.

     Additionally, Mr. Keating currently serves as the sole officer and director of Forex365, Inc., a public shell company that is quoted on the OTC BB.


                              CORPORATE GOVERNANCE

Committees of the Board of Directors

     The Board does not have any committees at this time.

     The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company's operations, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates' resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

     Currently, the Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of the Company's independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. The Company is not a "listed company" under SEC rules and therefore is not required to have an audit committee comprised of independent directors.

     The Board has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

     The Board does not have a compensation committee and is not required to have such a committee because the Company is not a "listed company" under SEC rules. The Company is currently a shell company with nominal assets, no employees and no active business operations. Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

     The Board has determined that the current directors of the Company are not "independent" directors. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

     There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company's operations, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board's review of the candidates' resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

     The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

     Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board's attention by virtue of the co-extensive capacities served by Kevin R. Keating.

Meetings of the Board of Directors and Committees

     The Board took a number of actions by written consent of all of the directors during the year ended September 30, 2009. Such actions by the written consent of all directors are, according to Delaware corporate law and the Company's by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Company's directors and officers do not receive remuneration from the Company unless approved by the Board or pursuant to an employment contract. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

     To the Company's knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

                           RELATED PERSON TRANSACTIONS

     On August 22, 2007, the Company entered into a revolving loan agreement with KI. Pursuant to this agreement, KI agreed to make advances to the Company from time to time at the request of the Company. The advances outstanding were not to exceed $30,000. The Company was required to repay the outstanding advances in full on or before October 22, 2007. The advances were subject to interest commencing September 22, 2007 at a rate of 6% per annum. The Lender made advances of $25,000 and $5,000 on August 27, 2007 and September 5, 2007, respectively. The advances were used for working capital purposes and to pay certain accrued liabilities and service providers. On September 19, 2007, these advances were repaid in full from the proceeds of the Preferred Stock Purchase.

     On August 22, 2007, the Company entered into a stock purchase agreement with KIG Investors I, LLC ("KIG") pursuant to which KIG purchased 1,572,770 shares of Preferred Stock for a purchase price of $157,277 ("Preferred Stock Purchase"). The Preferred Stock Purchase was completed on September 12, 2007. The shares of Preferred Stock were automatically convertible into the Company's common stock at such time as the Company completed a 1-for-10 reverse stock split ("Reverse Split"). The Reverse Split was completed on September 25, 2007, and KIG was issued 2,562,015 shares of common stock, on a post-split basis, upon cancellation of the Preferred Stock. The proceeds of the Preferred Stock Purchase were used to pay outstanding liabilities of the Company.

     On September 14, 2007, the Company issued 86,654 shares of its common stock, on a post-reverse split basis, to Kevin R. Keating, the sole officer and director of the Company, for services rendered to the Company valued at $8,665.

     On September 14, 2007, the Company issued 86,654 shares of its common stock, on a post-split basis, to GFI for consulting services rendered to the Company valued at $8,665. Frederic M. Schweiger is the owner and sole director and officer of GFI and is the sole member and manager of LC.

     On September 14, 2007, the Company issued 20,000 shares of its common stock, on a post-reverse split basis, to Dennis Depenbusch, a former officer and director of the Company, for consulting services rendered to the Company valued at $2,000.

     During the fiscal years ended September 30, 2006 and 2007, a former officer and director of the Company made cost advances on behalf of the Company totaling $5,015. These advances were repaid by the Company from the proceeds of the Preferred Stock Purchase.

     Effective October 1, 2007, the Company entered into a management agreement ("Management Agreement") with Vero Management, L.L.C., a Delaware limited liability company ("Vero") under which Vero had agreed to provide a broad range of managerial and administrative services to the Company including, but not limited to, assistance in the preparation and maintenance of the Company's financial books and records, the filing of various reports with the appropriate regulatory agencies as are required by State and Federal rules and regulations, the administration of matters relating to the Company's shareholders including responding to various information requests from shareholders as well as the preparation and distribution to shareholders of relevant Company materials, and to provide office space, corporate identity, telephone and fax services, mailing, postage and courier services for a fixed fee of $1,000 per month, for an initial period of twelve months. At the end of the initial twelve month term, the agreement continued to remain in effect (and continues to remain in effect) until terminated in writing by either party. Kevin R. Keating, the sole officer and director of the Company, is the sole owner and manager of Vero.

     On January 9, 2009, the shares of the Company's common stock held by KIG were distributed to its members (KI and LC) pro rata based on their respective ownership interests in KIG and as a part of the liquidation and dissolution of KIG.

     At the Closing, KI will receive $15,000 in consulting fees for services rendered to the Company in connection with the transactions under the Purchase Agreement. At the Closing, GFI will receive $15,000 in consulting fees for services rendered to the Company in connection with the transactions under the Purchase Agreement.

     Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

     The Company's Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

                             DIRECTORS AND OFFICERS
                           AFTER THE CHANGE OF CONTROL

     It is anticipated that, effective as of the Closing, the current officers and directors of the Company will resign and the following person will be appointed as the new officer and director of the Company. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

          Name                 Age                     Position
------------------------   -----------   -------------------------------------
  Eric P. Stoppenhagen         36        President, Chief Financial Officer,
                                         Secretary and Director


     Based on information provided by the Purchaser, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

     Mr. Eric P. Stoppenhagen, Director, President, Chief Financial Officer and Secretary. Mr. Stoppenhagen, though his consulting company, Venor, Inc., provides financial and management services to small to medium-sized companies that either are public or desire to become public. He provides temporary CFO services to these companies, which includes as transaction advice, preparation of security filings and advice regarding compliance with corporate governance requirements. Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies; including as Vice President of Finance and subsequently Interim President of Trestle Holdings, Inc. from 2003 to 2009; Interim President of WoozyFly, Inc. from 2009 to 2010; Interim President of Trist Holdings, Inc. from 2007 to 2010; CFO and Director of AuraSource, Inc. from 2008 to 2010; CFO of GetFugu, Inc. in 2009; and, CFO of Jardinier Corp. from 2007 to 2008. Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table contains information regarding the beneficial ownership of our Common Stock as of January 12, 2010 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of January 12, 2010, there are 4,331,131 shares of common stock issued and outstanding.

                                       Number of Shares
        Name and Address              Beneficially Owned     Percent of Shares
        ----------------              ------------------     -----------------
   Kevin R. Keating (1)                     96,880                  2.2%
   190 Lakeview Way
   Vero Beach, Florida 32963

   Laurus Master Fund, Ltd                 1,108,172                25.6%
   335 Madison Avenue, 10th Floor
   New York, New York 10017

   Keating Investments, LLC (2)            1,767,385                40.8%
   c/o Timothy J. Keating, Manager
   5251 DTC Parkway, Suite 1000
   Greenwood Village, Colorado 80111

   Timothy J. Keating (3)                  1,767,385                40.8%
   5251 DTC Parkway, Suite 1000
   Greenwood Village, Colorado 80111

   Lionsridge Capital, LLC (4)              800,630                 18.5%
   c/o Frederic M. Schweiger, Manager
   2395 Woodglen Drive
   Aurora, Illinois 60502

   Frederic M. Schweiger (5)                889,284                 20.5%
   2395 Woodglen Drive
   Aurora, Illinois 60502

   All Executive Officers and Directors      96,880                  2.2%
   as a group


     (1) Kevin R. Keating has been a director of the Company since March 2001. He was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer on August 23, 2007.

     (2) KI's beneficial ownership includes 1,767,385 shares of common stock owned directly by KI. KI's beneficial interest includes 1,761,385 shares of the Company's common stock received in the liquidation and dissolution of KIG on January 9, 2009. KI is managed by Timothy J. Keating.

     (3) Timothy J. Keating has voting and investment control over the securities owned by KI, and therefore Timothy J. Keating may be deemed a beneficial owner of the 1,767,385 shares of common stock deemed beneficially owned by KI.

     (4) The beneficial interest of LC includes 800,630 shares of the Company's common stock received in the liquidation and dissolution of KIG on January 9, 2009. LC is owned and managed by Frederic M. Schweiger.

     (5) Frederic M. Schweiger has voting and investment control over the securities owned by GFI, which owns 88,654 shares of the Company's common stock. In addition, Frederic M. Schweiger has voting and investment control over the securities owned by LC. Therefore Frederic
          M. Schweiger may be deemed a beneficial owner of 889,284 shares of the Company's common stock.


     Immediately following the Closing, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by the Purchaser.

                                     Amount and Nature of
         Name and Address            Beneficial Ownership    Percentage of Class
         ----------------            --------------------    -------------------

Woodman Management Corporation            3,861,721                 89.1%
c/o David Weiner, President
3940 Laurel Canyon Blvd., Suite 327
Studio City, CA 91604

David Weiner (1)                          3,861,721                 89.1%
3940 Laurel Canyon Blvd., Suite 327
Studio City, CA 91604

Eric P. Stoppenhagen (2)                      0                     0.0%
1328 W. Balboa Blvd. Suite C
Newport Beach, CA 92661

All Directors and Officers as a Group         0                     0.0%
(1 individual)

     (1) David Weiner has voting and investment control over the securities owned by Woodman Management Corporation ("Woodman"), and therefore David Weiner may be deemed a beneficial owner of the 3,861,721 shares of common stock owned by Woodman.

     (2) At the Closing, Mr. Stoppenhagen will become the sole director, President, Chief Financial Officer and Secretary of the Company.

     Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

                             EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

     The Company currently is a shell company with nominal assets, no employees and no active business operations. The Company's business plans are to identify an operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company currently has no formal compensation program for its executive officers, directors or employees.

     The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee. Accordingly, the Company has no compensation committee.

     Except as set forth in the summary compensation table below, during the fiscal years ended September 30, 2007, 2008 and 2009, the Company has not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for its executive officers or employees.

     On September 14, 2007, the Company issued Kevin R. Keating 86,654 shares of the Company's common stock, on a post-reverse split basis, valued at $8,665 for consulting services provided by Mr. Keating. Mr. Keating has not received any further remuneration from the Company. However, please see the foregoing disclosure for a full discussion of a certain agreement between the Company and Vero, a limited liability company for which Mr. Keating is the sole member and manager.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of the Company's employees.


     As of October 1, 2005, there were issued and outstanding options to purchase 9,828 shares of the Company's common stock, on a post-reverse split basis, and there were 140,172 options available for issuance under the 2003
Stock Option Plan. During the fiscal year ended September 30, 2006, the options to purchase 9,828 shares of common stock under the 2003 Stock Option Plan were cancelled. On September 14, 2007, following the closing of the Preferred Stock
Purchase, the 2003 Stock Option Plan was terminated by the Company's Board of
Directors, and there are no stock options outstanding as of the date of this filing.

     There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the Company's named executive officers who served as executive officers during all or a portion of the fiscal years ended September 30, 2007, 2008 and 2009.


---------------- ------- -------- ------- ---------- -------- ------------- -------------- ---------------- ----------------
      (a)         (b)      (c)     (d)       (e)       (f)         (g)           (h)              (i)              (j)
---------------- ------- -------- ------- ---------- -------- ------------- -------------- ---------------- ----------------
                                                               Non-equity    Non-qualified
                                                               Incentive     Deferred
   Name and                                 Stock     Option   Plan          Compensation      All Other         Total
   Principal              Salary   Bonus    Awards    Awards   Compensation  Earnings        Compensation     Compensation
   Position       Year     ($)     ($)       ($)       ($)         ($)           ($)              ($)              ($)
---------------- ------- -------- ------- ---------- -------- ------------- -------------- ---------------- ----------------
Dennis            2009     $0       $0       $0        $0          $0            $0               $0               $0
Depenbusch        2008     $0       $0       $0        $0          $0            $0               $0               $0
(former CEO       2007     $0       $0     $2,000      $0          $0            $0               $0             $2,000
and CFO)(1)
---------------- ------- -------- ------- ---------- -------- ------------- -------------- ---------------- ----------------
Kevin R.          2009     $0       $0       $0        $0          $0            $0               $0               $0
Keating (CEO,     2008     $0       $0       $0        $0          $0            $0               $0               $0
Pres., CFO,       2007     $0       $0     $8,665      $0          $0            $0               $0             $8,665
Tres. and
Secry.)(2)
---------------- ------- -------- ------- ---------- -------- ------------- -------------- ---------------- ----------------


     (1) On September 14, 2007, the Company issued Dennis Depenbusch, its former CEO, 20,000 shares of the Company's common stock, on a post-reverse split basis, valued at $2,000 for consulting services provided by Mr. Depenbusch in connection with the Reorganization.

     (2) On September 14, 2007, the Company issued Kevin R. Keating 86,654 shares of the Company's common stock, on a post-reverse split basis, valued at $8,665 for consulting services provided by Mr. Keating.

Employment and Other Agreements

The Company has no employment agreements or other agreements with any of its executive officers or employees.

Compensation of Directors

During the fiscal years ended September 30, 2007, 2008 and 2009, except as set forth above, Messrs. Depenbusch and Keating did not receive separate compensation for their services as a director.

                                        9

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company's review of the copies of such forms it received or written representations from reporting persons required to file reports under
Section 16(a), to the Company's knowledge, all of the Section 16(a) filing requirements applicable to such persons with respect to year ended September 30, 2009 were complied with.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at.

                                    SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Catalyst Lighting Group, Inc.



                                       By: /s/ Kevin R. Keating
                                           -------------------------------
                                           Name:   Kevin R. Keating
                                           Title:  Chief Executive Officer

Dated:  January 15, 2010










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